

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

September 1, 2009

By Facsimile and U.S. Mail

Mr. Daniel Forbush
Chief Financial Officer
General Metals Corporation
1 E Liberty Street, Suite 6000
Reno, NV 89501

> **Re:** **General Metals Corporation**
> **File No. 0-30230**
> **Form 10-K for the fiscal year ended April 30, 2009**
> **Filed August 13, 2009**
>
> **Form 10-KSB for the fiscal year ended April 30, 2008**
> **Filed August 12, 2008**

Dear Mr. Forbush:

We have reviewed your supplemental response letter dated July 14, 2009 as well as your filing and have the following comments. As noted in our comment letter dated November 25, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended April 30, 2009

General

1.	We reviewed your responses to our prior comments of our letter dated November 25, 2008, and we await the filing of your restated quarterly reports on Form 10-Q for the periods ended July 31, 2008, October 31, 2008, and January 31, 2009. We may have further comments upon review of your restated quarterly reports on Forms 10-Q.

2.   We note you filed Forms S-8 on February 11, 2009, and June 16, 2008. Please amend to include the consent of your audit firm Mark Bailey & Company, LTD with respect to all of your filings affected including the above mentioned Forms S-8.

Location and Access, page 7

3.   We have reviewed the FYE 2009 filing and reissue comment 3 of our letter dated November 25, 2008. Please review the map criteria and insert a map of your Independence property into your amended filings.

Note 3. Restatement, page 34

4.   Please indicate in the introductory paragraph that the restatement was a correction of accounting errors.

5.   Refer to footnote (A). We note the adjustments including a decrease of $423,254 and an increase of $531,884, and a decrease of $573,710 to the "General and administrative" and "Management and Consulting" and "loss on derivatives" line items, respectively. We also note that the adjustments were due to the reclassifications and the correction of an error related to capital transactions. In order for investors to better understand the inter-relationships between the adjustments, please provide transparent disclosures in detail on how these adjustments are related and the adjustment amounts attributed to correction of an error versus reclassifications.

6.   Refer to footnote (B) on page 35. We note your disclosures of the elimination of $208,251 of exploration and development expenditures. In this regard, please explain to us in more detail the nature of this accounting error. In addition, reconcile for us this disclosed amount to the adjustment of $113,249.

7.   Refer to footnote (F) on page 36. Tell us and disclose the dates of the acquisitions and how you determined the fair values of the equity instruments issued in these transactions.

8.   Refer to footnotes (A) to (D) to restated cash flow statements on page 37. Please expand your "as previously reported" and "as restated" cash flow amounts to include individual cash flow line items affected rather than just cash flow subtotal amounts.

Item 9A (T) Controls and Procedures, page 46
Management's Report on Internal Control over Financial Reporting, page 46

9.   We read your response to comment 7 of our letter dated November 25, 2008. Please revise to state your conclusion with respect to your internal control over financial reporting *as of the end of the your most recent fiscal year* as opposed to your evaluation date. See Item 308(a)(3) of Regulation S-K.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. The engineering related comment should be directed to George Schuler, Mining Engineer, at (202) 551-3718. Please contact me at (202) 551-3377 if you have any other questions.

                                                Sincerely,

                                                Andrew Mew
                                                Accounting Branch Chief